

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2022

Lee Buckler
Chief Executive Officer
Replicel Life Sciences Inc.
Suite 900 - 570 Granville Street
Vancouver , British Columbia
Canada V6C 3P1

> **Re: Replicel Life Sciences Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2021**
> **Filed June 29, 2022**
> **File No. 000-50112**

Dear Mr. Buckler:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Life Sciences